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                                                     OMB Number:  3235-0145
                                                     October 31, 1997
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          Reading & Bates Corporation
                          ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   755281706
                                   ---------
                                 (CUSIP Number)

                               C. Kirk Rhein, Jr.
                      Whitman Heffernan Rhein & Co., Inc.
           767 Third Avenue, New York, New York 10017 (212) 888-5222
           ---------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 29, 1995
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.755281706                                            Page 2 of 12 Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            WHR Management Company, L.P., as General Partner of R&B Investment Partnership, L.P., R&B Investment Partnership II, L.P., and Whitman Heffernan & Rhein Workout Fund, L.P.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                           (b) X
    3       SEC USE ONLY

    4       SOURCE OF FUNDS*
            Not applicable.

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

    6       CITIZENSHIP OR PLACE OR ORGANIZATION
            Delaware

    NUMBER OF                 7      SOLE VOTING POWER
    SHARES                           3,773,774
    BENEFICIALLY
    OWNED BY                  8      SHARED VOTING POWER
    EACH                             N/A
    REPORTING
    PERSON                    9      SOLE DISPOSITIVE POWER
    WITH                             3,773,774

                             10      SHARED DISPOSITIVE POWER
                                     N/A

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,773,774

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* / /

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.3%

    14      TYPE OF REPORTING PERSON*
            PN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1:  Security and Issuer
     This statement relates to common stock of Reading & Bates Corporation ("Issuer"). The address of the principal executive offices of Issuer is: 901 Threadneedle, Suite 200, Houston, Texas 77079.

ITEM 2:  Identity and Background

     The name of the filer is WHR Management Company, L.P. ("Filer"), as General Partner of R&B Partnership, L.P. ("RBIP"), R&B Investment Partnership II, L.P. ("RBIP II") and Whitman Heffernan & Rhein Workout Fund, L.P. ("Workout Fund"). All of the foregoing entities are Delaware limited partnerships.

     The business of Filer is to invest in, own, sell or exchange debt and/or equity securities issued by Issuer or any affiliates thereof.

     The business address of Filer is 2 Park Place, Bronxville, New York 10708.

     Filer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, during the last five years, has Filer been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:  Source and Amount of Funds or Other Consideration
     Not applicable.

ITEM 4:  Purpose of Transaction
     As Filer previously has described, Filer has acquired the equity securities of Issuer primarily for investment.

     Pursuant to the Limited Partnership Dissolution Agreement, dated as of December 21, 1993, among RBIP and the partners thereof, and the Limited Partnership Dissolution Agreement, dated as of December 21, 1993, among RBIP II and the partners thereof (together, "Dissolution Agreements"), effective February 9, 1994, RBIP distributed 7,698,657 shares of common stock of Issuer on February 9, 1994 to non-affiliated partners of RBIP and RBIP II. Filer is a general partner of RBIP and RBIP II. As a result of the distribution pursuant to the Dissolution Agreements, Filer decreased its beneficial ownership of common stock of Issuer.

     RBIP is a party to a Registration Rights Agreement, dated as of March 27, 1991 and included as Exhibit B of Amendment No. 5 to Filer's Schedule 13D (the "Registration Rights Agreement"). RBIP has assigned certain of its rights under the Registration Rights Agreement to Filer, RBIP II and Workout Fund pursuant to an Assignment and Assumption Agreement, dated February 9, 1994, (which was attached as an Exhibit to Amendment No. 6 to Filer's Schedule 13D). RBIP and RBIP II have further assigned certain of their rights under the Registration Rights Agreement to Workout Fund pursuant to an Assignment and Assumption Agreement dated June 28, 1995 (which is attached as an exhibit to this Amendment No. 7).

     On June 30, 1994, in accordance with the Dissolution Agreements, RBIP and RBIP II sold a total of 27,210 shares of common stock of Issuer which had been retained to cover certain expenses and to satisfy certain limited partners' obligations to Filer.


     Pursuant to the terms of the Dissolution Agreements, the remaining shares of the Issuer owned by RBIP and RBIP II were required to be sold, and the proceeds thereof distributed in liquidation of the partnerships, on or prior to June 30, 1995. The Dissolution Agreements were amended on June 7, 1995 to require that such remaining shares of the Issuer be distributed to partners of RBIP and RBIP II (rather than sold) on or prior to June 29, 1995. On June 29, 1995, RBIP distributed to partners unaffiliated with the Filer 65,015 shares of common stock of the Issuer, and RBIP II distributed to partners unaffiliated with the Filer 57,391 shares of common stock of the Issuer.

ITEM 5:  Interest in Securities of the Issuer
     To the best of Filer's knowledge, Filer beneficially owns, and has the sole power to vote or dispose of, an aggregate of 3,773,774 shares of common stock of Issuer. This represents 6.3% of the common stock of Issuer.

ITEM 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Registration Rights Agreement and the agreements described in Item 7 below, there are no agreements, contracts, arrangements, understandings, or relationships between Filer and any other person with respect to the securities of Issuer.

ITEM 7:  Material to Be Filed as Exhibits
     Attached as exhibits to this Amendment No. 7 are (1) Amendment No. 1 dated June 7, 1995, to Limited Partnership Dissolution Agreement, among RBIP and the partners thereof; (2) Amendment No. 1, dated June 7, 1995, to Limited Partnership Dissolution Agreement, among RBIP II and the partners thereof; and
(3) Assignment and Assumption Agreement, dated June 28, 1995, among RBIP, RBIP II and Workout Fund.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 14, 1995               WHR MANAGEMENT COMPANY, L.P.
                                   as General Partner of R&B Investment
                                   Partnership, L.P., R&B Investment Partnership
                                   II, L.P. and Whitman Heffernan & Rhein
                                   Workout Fund, L.P.



                                   /s/ C. Kirk Rhein, Jr.
                                   ----------------------
                                   Name: C. Kirk Rhein, Jr.
                                   Title: General Partner

                                 EXHIBIT INDEX

The following items are attached hereto as exhibits pursuant to Item 7 of the
Schedule 13D. These exhibits have been copied from the originals for the purpose of this EDGAR filing. The original versions of all exhibits were duly executed.

PAGE
- - - ----
7       (1)   Amendment No. 1, dated June 7 1995, to Limited Partnership
              Dissolution Agreement, among RBIP and the partners thereof;

9       (2)   Amendment No. 1, dated June 7, 1995, to Limited Partnership
              Dissolution Agreement, among RBIP II and the partners thereof; and

11      (3)   Assignment and Assumption Agreement, dated June 28, 1995,
              among RBIP, RBIP II and Workout Fund.

                                   EXHIBIT 1


                               AMENDMENT NO. 1 TO

                   LIMITED PARTNERSHIP DISSOLUTION AGREEMENT


                  This Amendment No. 1 to the Limited Partnership Dissolution Agreement (this "Amendment") is entered into as of the 7th day of June 1995, by and among WHR Management Company, L.P. (the "General Partner") and the limited partners of R&B Investment Partnership, L.P. (the "Partnership"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Limited Partnership Dissolution Agreement dated as of December 21, 1993 (the "Dissolution Agreement").
                  WHEREAS, the General Partner and the Limited Partners desire to amend certain provisions of the Dissolution Agreement.
                  NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the General Partner and the Limited Partners hereby agree as follows:

     1. Paragraph 1(b) of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "For purposes of the above described distribution, the Capital Accounts of the Partners shall be provisionally credited with Net Income, and the Carried Interest shall be calculated, on the assumption that the fair market value of each R&B Share as of the distribution date is $11.00 and on the further assumption that all the R&B Shares (except the Reserve Shares) are being distributed. The Partnership shall retain 161,612 R&B Shares (the "Retained Shares"), which number of shares represents the Carried Interest, as determined in accordance with the preceding sentence, divided by $11.00. The General Partner shall effect an in-kind distribution (the "Final Distribution") of Retained Shares to the Partners in accordance with the provisions of Paragraphs 3 or 4 below, as the case may be. The Final Distribution shall be effected on June 29, 1995 (the "Final Distribution Date")."

     2. Paragraph 3 of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "If the Final Distribution Value (as defined below) of the Retained Shares shall be less than $11.00 per share, the provisional allocation described in Paragraph 1(b) above shall be replaced with a final allocation equal to the Final Distribution Value per share. The term "Final Distribution Value," as used herein, shall mean an amount equal to (i) the average of the closing stock prices per share of common stock of R&B on the New York Stock Exchange for June 26, June 27 and June 28, 1995, the three days immediately preceding the Final Distribution Date; less (ii) the per share cost of any direct expenses incurred in connection with such distribution. In that case, for purposes of Section 7.4 of the Partnership Agreement, the per share fair market value of all R&B Shares distributed to the Partners pursuant to Paragraph 1 above shall equal the Final Distribution Value. In that case, the Final Distribution Value and the resulting calculation of the Carried Interest shall be final, binding and conclusive as to all Partners without further action, notwithstanding any higher or lower net selling prices received by Partners in the event that they sell R&B Shares distributed to them by the Partnership."

     3. Paragraph 4 of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "If the Final Distribution Value of the Retained Shares shall be equal to or greater than $11.00, the provisional allocation described in Paragraph 1(b) above shall be considered final, except that the Carried Interest shall be increased by an amount equal to the difference between the Final Distribution Value and $11.00, multiplied by the number of Retained Shares. In that case, for purposes of Section 7.4 of the Partnership Agreement, the per share fair market value of all R&B Shares distributed to the Partners pursuant to Paragraph 1 above, shall equal $11.00. In that case, such value and the calculation of the Carried Interest as described in this Paragraph 4 shall be final, binding and conclusive as to all Partners without further action, notwithstanding any higher or lower net selling prices received by the Partners in the event that they sell R&B Shares distributed to them by the Partnership."

     4. Paragraph 6 of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "On the Final Distribution Date, the General Partner shall effect an in-kind distribution of the Retained Shares to the Partners pro-rata in accordance with their Capital Accounts; provided, however, that any Retained Shares attributable to the Carried Interest may be distributed to the Carried Interest Partners as soon as such amount has been ascertained."

     5.  Paragraph 7 of the Dissolution Agreement is hereby deleted.

     Except as specifically set forth herein, the Dissolution Agreement is hereby affirmed and shall remain in full force and effect. Each Partner specifically confirms that the representations and warranties made in Paragraph 12 of the Dissolution Agreement are true and correct as if made on the date hereof.

     This Amendment may be executed in counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

     IN WITNESS WHEREOF, the General Partner and the Limited Partners have caused this Amendment to be executed as of the date first written above.

                                    WHR MANAGEMENT COMPANY, L.P.


                                    By:__________________________
                                       General Partner


                                    LIMITED PARTNER:


                                    WHITMAN HEFFERNAN & RHEIN WORKOUT FUND, L.P.


                                    By:_____________________________
                                       Its

                                   EXHIBIT 2

                               AMENDMENT NO. 1 TO

                   LIMITED PARTNERSHIP DISSOLUTION AGREEMENT


     This Amendment No. 1 to the Limited Partnership Dissolution Agreement (this "Amendment") is entered into as of the 7th day of June 1995, by and among WHR Management Company, L.P. (the "General Partner") and the limited partners of R&B Investment Partnership II, L.P. (the "Partnership"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Limited Partnership Dissolution Agreement dated as of December 21, 1993 (the "Dissolution Agreement").

     WHEREAS, the General Partner and the Limited Partners desire to amend certain provisions of the Dissolution Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the General Partner and the Limited Partners hereby agree as follows:

     6. Paragraph 2(b) of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "For purposes of the above described distribution, the Capital Accounts of the Partners shall be provisionally credited with Net Income, and the Carried Interest shall be calculated, on the assumption that the fair market value of each R&B Share as of the distribution date is $11.00 and on the further assumption that all the R&B Shares (except the Reserve Shares) are being distributed. The Partnership shall retain 120,061 R&B Shares (the "Retained Shares"), which number of shares represents the Carried Interest, as determined in accordance with the preceding sentence, divided by $11.00. The General Partner shall effect an in-kind distribution (the "Final Distribution") of Retained Shares to the Partners in accordance with the provisions of Paragraphs 4 or 5 below, as the case may be. The Final Distribution shall be effected on June 29, 1995 (the "Final Distribution Date")."

     7. Paragraph 4 of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "If the Final Distribution Value (as defined below) of the Retained Shares shall be less than $11.00 per share, the provisional allocation described in Paragraph 2(b) above shall be replaced with a final allocation equal to the Final Distribution Value per share. The term "Final Distribution Value," as used herein, shall mean an amount equal to (i) the average of the closing stock prices per share of common stock of R&B on the New York Stock Exchange for June 26, June 27 and June 28, 1995, the three days immediately preceding the Final Distribution Date; less (ii) the per share cost of any direct expenses incurred in connection with such distribution. In that case, for purposes of Section 7.4 of the Partnership Agreement, the per share fair market value of all R&B Shares distributed to the Partners pursuant to Paragraph 2 above shall equal the Final Distribution Value. In that case, the Final Distribution Value and the resulting calculation of the Carried Interest shall be final, binding and conclusive as to all Partners without further action, notwithstanding any higher or lower net selling prices received by Partners in the event that they sell R&B Shares distributed to them by the Partnership."

     8. Paragraph 5 of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "If the Final Distribution Value of the Retained Shares shall be equal to or greater than $11.00, the provisional allocation described in Paragraph 2(b) above shall be considered final, except that the Carried Interest shall be increased by an amount equal to the difference between the Final Distribution Value and $11.00, multiplied by the number of Retained Shares. In that case, for purposes of Section 7.4 of the Partnership Agreement, the per share fair market value of all R&B Shares distributed to the Partners pursuant to Paragraph 2 above, shall equal $11.00. In that case, such value and the calculation of the Carried Interest as described in this Paragraph 5 shall be final, binding and conclusive as to all Partners without further action, notwithstanding any higher or lower net selling prices received by the Partners in the event that they sell R&B Shares distributed to them by the Partnership."

     9. Paragraph 7 of the Dissolution Agreement is hereby amended in its entirety to read as follows:

     "On the Final Distribution Date, the General Partner shall effect an in-kind distribution of the Retained Shares to the Partners pro-rata in accordance with their Capital Accounts; provided, however, that any Retained Shares attributable to the Carried Interest may be distributed to the Carried Interest Partners as soon as such amount has been ascertained."

     10. Paragraph 8 of the Dissolution Agreement is hereby deleted.

     Except as specifically set forth herein, the Dissolution Agreement is hereby affirmed and shall remain in full force and effect. Each Partner specifically confirms that the representations and warranties made in Paragraph 13 of the Dissolution Agreement are true and correct as if made on the date hereof. This Amendment may be executed in counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

     IN WITNESS WHEREOF, the General Partner and the Limited Partners have caused this Amendment to be executed as of the date first written above.

                                               WHR MANAGEMENT COMPANY, L.P.


                                               By:__________________________
                                                  General Partner


                                               LIMITED PARTNER:


                                               WHITMAN HEFFERNAN & RHEIN WORKOUT
                                               FUND, L.P.


                                               By:_____________________________
                                                  Its

                                   EXHIBIT 3

                      ASSIGNMENT AND ASSUMPTION AGREEMENT


     This Agreement dated June 28, 1995 is among R&B Investment Partnership, L.P. ("RBIP"), R&B Investment Partnership II, L.P. ("RBIP II") and Whitman Heffernan & Rhein Workout Fund, L.P. ("Workout Fund"), who for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

     11. As used herein, the following terms have the meanings indicated:

         "Common Stock" means shares of common stock of the Company.

         "Company" means Reading & Bates Corporation, a Delaware corporation.

         "Demand" has the meaning given to it in the Registration Agreement.

         "Holder Sales Event" has the meaning given to it in the Registration Agreement.

         "Holders" has the meaning given to it in the Registration Agreement.

         "Non-Demand Rights" means all of the rights of RBIP as a Holder under the Registration Agreement, excluding any rights under Section 4.4(b) thereof.

         "Registration Agreement" means that certain Registration Rights Agreement dated as of March 27, 1991, by and among the Company, RBIP and certain other holders of shares of Common Stock of the Company.

         "Shares" means shares of Common Stock distributed and conveyed pursuant hereto.

     12. RBIP hereby distributes and conveys to Workout Fund 96,597 shares of Common Stock. RBIP II hereby distributes and conveys to Workout Fund 62,670 shares of Common Stock.

     13. RBIP and RBIP II each hereby assigns to Workout Fund (i) the Non-Demand Rights insofar, but only insofar as such Non-Demand Rights relate to the Shares distributed and conveyed by RBIP and RBIP II to Workout Fund and (ii) all rights under Section 4.4(b) of the Registration Agreement.

     14. Workout Fund hereby agrees to be bound by the terms and provisions of the Registration Agreement and acknowledges and agrees that the Shares conveyed to it pursuant hereto shall be subject to the terms of the Registration Agreement. Workout Fund makes the foregoing agreements expressly for the benefit of the Company, which shall be a third party beneficiary hereunder.

     15. Workout Fund represents and warrants to the Company and all other Holders that it is acquiring the Shares conveyed to it for its own account for investment and not with a view to the distribution thereof or with any present intention of distributing or selling all or any portion thereof, all without prejudice, however, to its right at any time, in accordance with the Registration Agreement, lawfully to sell or otherwise dispose of all or any part of the Shares. Workout Fund acknowledges that the transfer of Shares to it has not been registered under the Securities Act of 1933, as amended, and acknowledges and agrees that the Shares may be resold (which resale is not now contemplated) only if registered pursuant to the provisions of the Securities Act of 1933, as amended, or if an exemption from registration is available, or under circumstances where neither such registration nor such an exemption is required by law. Workout Fund agrees that the representations and warranties made by it in this section are made expressly for the benefit of the Company and all other Holders, notwithstanding that the Company and such other Holders are not parties hereto.

     16. This Agreement may be executed in counterparts, and shall be effective when each party hereto has executed a counterpart hereof.

     17. Any action to enforce any rights or obligations hereunder, to obtain any declaration of rights hereunder, or to construe any provisions hereof, shall be brought in the United States District Court for the Southern District of New York, New York Division, or in a court of competent jurisdiction of the State of New York that is located in New York County, New York, and all parties hereto consent to the jurisdiction of such courts for such purposes.

R&B INVESTMENT PARTNERSHIP, L.P.
By:      WHR Management Company, L.P.


By:_________________________
Name:_______________________
Title:______________________


R&B INVESTMENT PARTNERSHIP II, L.P.
By:      WHR Management Company, L.P.


By:_________________________
Name:_______________________
Title:______________________


WHITMAN HEFFERNAN & RHEIN
  WORKOUT FUND, L.P.
By:_________________________


By:_________________________
Name:_______________________
Title:______________________